Exhibit 99.44

DISTRIBUTION AGREEMENT

This Distribution Agreement (this “Agreement”) is made on November 10, 2011 (the “Agreement Date”) to take effect on January 1, 2012 (the “Effective Date”), by and between Novadaq Technologies, Inc., together with its US subsidiary, Novadaq Corp., having a place of business at 2585 Skymark Avenue, Suite 306, Mississauga, ON L4W 4L5, CANADA (“Novadaq”), and Maquet Cardiovascular LLC, having a place of business at 45 Barbour Pond Dr., Wayne, NJ 07470 (“Distributor”).

In consideration of the mutual covenants herein contained and for other good and valuable consideration, the parties agree to the following:

1.	TERRITORY

The authorized sales territories (“Territory”) shall be the fifty (50) states of the United States of America and Puerto Rico, and as may be amended or supplemented from time to time by mutual written consent.

2.	APPOINTMENT OF DISTRIBUTOR

Subject to the terms and conditions set forth in this Agreement, Novadaq hereby appoints Distributor on an exclusive basis (even as to Novadaq) as Novadaq’s exclusive distributor for the promotion, sale and delivery of the Products within the Territory. “Product(s)” means any product (and any of its component products, raw materials, sub-components, and including indirect materials that contact the Product, any line extensions or associated product, and improvements and substitutes for any of the foregoing) that is listed on Exhibit A attached hereto.

3.	OBLIGATIONS OF DISTRIBUTOR

Distributor, directly or through its affiliates, sales agents, or sub-distributors, shall make commercially reasonable good faith efforts to promote and sell the Products and educate customers about the benefits of the Products, necessary to perform the procedure (collectively the “Services”). The parties anticipate Product sales to grow at least [redacted] year-over-year. Distributor shall work with the collaborative support of Novadaq’s representative(s), and technologists. Distributor shall advertise and promote the Products in a commercially reasonable manner. “Affiliate” means with respect to any party, any person or entity that, directly or indirectly, is controlled by, controls or is under common control with such party.

4.	OBLIGATIONS OF NOVADAQ

a.	Product Information. Novadaq shall furnish to Distributor any and all product handling manuals and other applicable information relating to the Products, including such information as is reasonably requested by Distributor. Novadaq represents and warrants that the Product Information shall be accurate and complete in all material respects and undertakes to update any such Product Information when any information included therein becomes outdated, inaccurate or misleading.

b.	Training Advice and Assistance. Novadaq will provide Distributor all reasonably requested technical advice with respect to the Products.

c.	Service. Novadaq shall be responsible to service the Products and shall maintain an adequate level of technical service and support within the Territory. This shall include immediate access during working hours to a service representative, and the maintenance of an evening/weekend/holiday paging system to provide access to a service representative within a reasonable time outside of working hours. At no time shall primary problem identification be delayed more than [redacted] hours because of communications delays.

Novadaq’s service representatives with responsibility for Novadaq Product shall meet the following standards:

a.	Educational and vocational diplomas in the relevant discipline that meet minimum standards in the Territory.

b.	Subsequent factory training by Novadaq on the Products installed in the Territory.

c.	Minimum yearly attendance at Novadaq’s regional service seminars to maintain standards and expertise levels.

d.	Novadaq shall not use unqualified personnel to service Product. Novadaq shall maintain at its own cost sufficient spare parts to allow appropriate maintenance and repair of all installed Product.

5.	SALE OF PRODUCTS AND TERMS OF SALE

a.	Device Sales and Payments. The Purchase Prices at which Distributor shall purchase the Products from Novadaq are listed in Exhibit B. Distributor is free to establish prices for the resale, rental or placement of Products and is responsible for invoicing and collecting payment from Customers for the same. Distributor to pay Novadaq within [redacted] days from Distributor’s invoice for sale of Products to customers based on the terms in Exhibit B.

b.	Business Expenses. All business expenses incurred by Distributor in the performance of Services shall be borne by Distributor, except where Novadaq has approved in advance and in writing to cover the expenses, in accordance with Novadaq’s general policies, as may be amended from time to time.

c.

Delivery and Storage. Novadaq shall be responsible, and shall use commercially reasonable efforts to ship the Products directly to the customer designated by Distributor by the delivery date requested by Distributor.

Novadaq is required to maintain minimum standards of warehousing, distribution and installation monitoring in accordance with applicable labeling/product literature statements and so that service quality can be maintained. “Minimum standards” refers to Territorial standards or Novadaq’s own warehousing, storage and distribution and installation standards, whichever are stricter. Novadaq must establish a secure storage location and limit access to this location to only those personnel authorized by Novadaq. Products must be stored within this location to prevent Products from being contaminated or tampered with in any way. Additionally, Products must be kept in a clean area, free of insects, rodents and any pests. Both parties are required to maintain records to ensure the traceability of Novadaq products in accordance with applicable regulatory requirements, and to provide each other reasonable access to such records.

d.	Product Specifications; Packaging and Labeling. All products delivered by Novadaq hereunder shall be in compliance with Product Specifications and shall be ready for end-user sale, including all packaging, labeling, instructions-for-use and sterilization.

e.	Samples. Novadaq shall provide to Distributor, such number of sample Products (labeled to indicate that the Product is not for human use in accordance with Novadaq’s procedures for use in training, sales demonstrations and trade shows) as is reasonably agreed to by Distributor and Novadaq.

f.	Supply Interruption Notice. Novadaq shall notify Distributor promptly in writing upon becoming aware of any material obsolescence, supply shortage or other interruption or potential interruption in the supply of any material, component or sub-assembly that would reasonably be expected to affect Distributor’s ability to supply product to its customers.

g.	Device Service. Novadaq shall be responsible for coordinating with Customers, through Distributor’s designated representative, the repair or replacement of defective Product.

h.	Customer Agreements. Distributor shall enter into customer agreements in a form to be mutually agreed to by the parties for sale and rental of Products.

6.	RELATIONSHIP OF PARTIES

The parties shall at all times act and retain the relationship of unaffiliated independent contractors through the term of this Agreement. Neither party shall seek to commit or bind, nor have any authority to commit or bind, the other party to any contractual undertaking or represent to any third party that it acts as agent or representative for the other party with authority to bind or commit the other party to any such contractual or other undertaking.

7.	REPRESENTATIONS OR WARRANTIES

Distributor and Novadaq represents and warrant that they are each free to enter into this Agreement. Distributor and Novadaq each agree during the Term not to enter into any agreement or accept any this obligation that is inconsistent or incompatible with their respective obligations hereunder. Distributor and Novadaq at no time shall engage in any unfair trade practices with respect to Novadaq Products. Distributor and Novadaq shall refrain from communicating any information with respect to guarantees or warrantees regarding Novadaq Products except such as are expressly authorized by Novadaq or are set forth in Novadaq’s literature or other promotional materials.

8.	COMPETITIVE PRODUCTS

Distributor covenants and agrees that during the term of this Agreement, Distributor shall not perform any sales, marketing or promotional activity, either directly or indirectly, for [redacted], [redacted], or any other company (other than Novadaq), or partners thereof, in the transmyocardial revascularization space. Distributor further covenants and agrees that Distributor presently carries no line which is directly competitive with said Novadaq Products. In the event Distributor terminates this Agreement (for a reason other than breach by Novadaq and/or failure of the Products), Distributor will not sell, promote or offer for sale, directly or indirectly, for a period of [redacted] from the effective date of termination, any product which is directly competitive to the Products. This covenant shall become a material part of this Agreement.

9.	INTELLECTUAL PROPERTY

Novadaq and/or its authorized licensors, expressly reserve to themselves and retain all right, title and interest in and to all existing intellectual property in the Products. Except as expressly provided in this Agreement, no right, title or interest is granted by Novadaq to Distributor hereunder and for greater clarity, Distributor shall acquire no right, title or interest in or to any Novadaq trademarks or trade names, or any other trademark or service mark owned by Novadaq. For greater certainty, Distributor shall have no right to make, copy, modify, enhance, improve, upgrade, create any derivative works, demonstrate, decompile, reverse engineer or maintain or support any Novadaq Product or the right to sublicense such rights. Novadaq hereby grants Distributor a fully paid-up and royalty-free non-exclusive right and license to use the trademarks, service marks, trade names, and trademark registrations of Novadaq and its affiliated companies that are used by Novadaq and its affiliated companies in connection with the Products, including but not limited to, HEART LASER (the “Trademarks”), but only in connection with sales in the Territory of the Products purchased from Novadaq during the term of this Agreement. Upon any expiration or termination of this Agreement, the license to Distributor to use the Trademarks shall terminate and Distributor shall prompty cease all uses of Trademarks.

10.	CONFIDENTIAL INFORMATION

“Confidential Information” means whether given orally or in writing, any information, knowledge or data of an intellectual, technical, scientific, commercial, financial or industrial nature, or know-how, including, but not limited to, that which relates to research, product plans, products, services, customers, markets, software, developments, inventions, processes, designs, drawings, engineering, hardware configuration information, marketing or finances, which Confidential Information is designated in writing to be confidential or proprietary, or by its nature is confidential or proprietary. Confidential Information does not include information, knowledge, data or know-how which the receiving party can demonstrate: (i) is known by or in the possession of the receiving party at the time of disclosure as shown by the receiving party’s files and records immediately prior to the time of disclosure; (ii) prior or after the time of disclosure becomes part of the public knowledge, not as a result of any inaction or action of the receiving party; (iii) is approved for release in writing, or (iv) is independently developed by the receiving party without use of or reference to the Confidential Information.

11.	NON-DISCLOSURE OF CONFIDENTIAL INFORMATION

Both parties agree not to use the Confidential Information disclosed to it by the other party for its own use, or for any purpose other than in accordance with this Agreement for a period of [redacted] from the termination date or non-renewal of this Agreement. Distributor and Novadaq agree that they will take all reasonable measures to protect the secrecy of and avoid disclosure or use of Confidential Information in order to prevent it from falling into the public domain or the possession of persons other than those persons authorized to have any such information, which measures shall include the highest degree of care that either party utilizes to protect its own Confidential Information of a similar nature. Distributor and Novadaq agree to notify each other in writing of any misuse or misappropriation of such Confidential Information which may come to its attention.

12.	MANDATORY DISCLOSURE

Each party as a recipient of Confidential Information shall (a) promptly notify the other party who disclosed such Confidential Information upon learning about any court order or other legal requirement that purports to compel disclosure of any such Confidential Information and (b) reasonably cooperate with the disclosing party (at the disclosing party’s expense) in the disclosing party’s exercise of its right to protect the confidentiality of such Confidential Information before any tribunal or governmental agency, including seeking a protective order or other appropriate remedy. In the event that such protective order or other remedy is not obtained, the receiving party may comply with any such court order or other legal requirement and disclose only that portion of the Confidential Information that is legally required to be disclosed and any such Confidential Information so disclosed shall continue to be treated as Confidential Information hereunder.

13.	DISTRIBUTOR REQUIRED REPORTING RE: ADVERSE EVENTS

In the case of Distributor receiving notice of any customer/client/end user Complaint, adverse event, or device malfunction, it is the responsibility of Distributor to, and Distributor shall, promptly inform Novadaq of any such occurrence within [redacted] hours of receiving such notice. Such reporting must be in written form to Novadaq’s Customer Service and Distributor must obtain acknowledgment from Novadaq of receipt of this notification. “Complaint” means any written, electronic or oral communication that alleges deficiencies related to the identity, quality, durability, reliability, safety, effectiveness or performance of a Product after it is released for distribution (i.e. is marketed and readily available for sale).

14.	REMOVALS AND CORRECTIONS

a.	If either party in good faith determines that a removal, correction, or other field action involving the Products or a component of the Product is necessary, such party shall immediately notify the other party in writing and shall advise such other party of the reasons underlying its determination that the removal, correction, or other field action is warranted. The parties shall consult with each other as to any action to be taken in regard to such removal, correction, or other field action. If after consultations: (1) the Distributor in good faith believes that such a removal, correction, or field action should be undertaken with respect to the Products and/or the Product’s labeling, the parties shall cooperate in carrying out the same; or (2) the Manufacturer in good faith believes that such a removal, correction, or field action should be undertaken with respect to Products and/or one or more components, the parties shall cooperate in carrying out the same.

b.	The Manufacturer shall submit to the United States Food and Drug Administration (“FDA”) any necessary reports of removals, corrections, or other field actions, as required by law, and shall be responsible for creating and submitting any notifications of removals and corrections with respect to: (1) the Products and the Products’ labeling; and (2) the components, respectively.

c.	The Manufacturer shall be responsible for all costs and expenses of any removals of the corrections to the extent such removal or correction is caused by (1) the failure of the Manufacturer to comply with any requirement or directive of the FDA, e.g., 510(k) clearance; or (2) the failure of the Manufacturer to substantially comply with any Product specification.

15.	TERM AND TERMINATION

a.	Term. This Agreement shall commence on the Effective Date, i.e., January 1, 2012, and remain in full force and effect for [redacted] until terminated or expiration pursuant to this section. Distributor shall have the option to renew this Agreement for another [redacted] at the same rate provided it gives Novadaq written notice to this effect prior to the end of the term. At any time prior to the Effective Date, i.e., prior to commencement, Distributor may by written notice to Novadaq cancel the Agreement, where upon this Agreement will be deemed void and of no force or effect.

b.

Termination. This Agreement may be terminated by either party at any time for any reason upon six (6) months written notice to the other party. Said termination will be effective after either party sends to the other, by Certified Mail, Return Receipt Requested, a written notice of intent to terminate at the expiration of six (6) months from the date upon which such notice is mailed to the other. Such termination will then occur at the end of the six (6) month notice period. Notwithstanding the foregoing, both parties shall be able to terminate this Agreement immediately, without the sending of the aforesaid written thirty (30) day notice, upon the other party’s filing of a petition for reorganization or bankruptcy, making a general assignment for the benefit of creditors, having a receiver of all or substantially all of its assets appointed by final determination of a court, or in the event the other party breaches any of the material terms of this Agreement or becomes insolvent. At the termination of this Agreement, Distributor shall cease using any sales materials and product samples in Distributor’s possession or under Distributor’s control and shall return same, including all catalogs, brochures, advertising, literature and other property of Novadaq, upon request. At the termination of this Agreement, a final accounting will be made between the parties. In the event Distributor sends Novadaq a notice of intent to terminate this Agreement pursuant to this section, Distributor will be able to fulfill all accepted orders shipped within the Territory during the six (6) month notice period prior to the effective termination date of this Agreement. To the extent the Territory covered by this Agreement includes more than one country or state or predefined region, and either party terminates with respect to only a subset of such countries or states or predefined regions, this Agreement will remain in force for the remaining covered countries or states or predefined regions; however, for clarity, the fifty states of the United States of America may not be divided for purposes of partial termination.

16.	INDEMNIFICATION

Novadaq will indemnify, defend, and hold harmless Distributor against any action, proceeding, or claim by any third party for infringement of any intellectual property rights (including, but not limited to, patent, copyright, trade secret, trademark, and tradename rights) of any third party in connection with the Products. Novadaq shall at all times during the term of this Agreement and thereafter indemnify, defend, and hold Distributor harmless against any and all costs (including but not limited to reasonable attorneys’ fees), expenses, loss, damages, or liability to any third party as a result of any such action, proceeding, or claim referred to in this paragraph. Distributor shall reasonably cooperate with Novadaq in connection with its legal defense.

Each party shall each defend, indemnify, and hold harmless the other party, its officers, directors, agents, insurers, employees, shareholders, and affiliated companies from and against any claim, loss, suit, liability, or expense (including but not limited to attorneys’ fees and other costs associated with the handling of or defense of any such action or claim) arising out of or based upon any negligence or intentional misconduct by such indemnifying party (or any of its affiliated companies or any of the respective employees, agents or representatives of such indemnifying party and its affiliated companies) in performing the obligations of such indemnifying party under this Agreement.

EXCEPT FOR INFRINGEMENT BY A PARTY OF THE OTHER PARTY’S INTELLECTUAL PROPERTY RIGHTS OR BREACH OF THE CONFIDENTIALITY OBLIGATIONS UNDER

SECTIONS 10 AND 11, NEITHER PARTY SHALL BE LIABLE TO THE OTHER FOR LOST PROFITS OR FOR ANY INDIRECT, INCIDENTAL, CONSEQUENTIAL, SPECIAL, PUNITIVE OR EXEMPLARY DAMAGES IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, HOWEVER

CAUSED, UNDER ANY THEORY OF LIABILITY.

17.	ASSIGNMENT

Both parties acknowledge that Novadaq is entering into this Agreement due to the special, unique and extraordinary skills of Distributor and its affiliates. Accordingly, Distributor shall not assign or delegate this Agreement, without Novadaq’s prior approval but such approval shall not be unreasonably withheld. Any purported assignment or delegation by Distributor shall be null and void without Novadaq’s prior approval. Notwithstanding the foregoing, Novadaq shall be notified in writing of Distributor’s intention to cease selling Novadaq Products, an intention to liquidate Distributor’s business, sell its assets, or sell or transfer more than fifty percent (50%) of the capital stock of the business, no less than five (5) Business Days prior to the occurrence of same. Novadaq may assign this Agreement and its rights and obligations hereunder without Distributor’s consent, provided however, in such instance the Distributor shall be entitled to terminate this Agreement. This Agreement shall be binding upon and shall inure to the benefit of the parties and their respective successors and assigns. “Business Day” shall mean any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by law to be closed in the City of New York, New York.

18.	MISCELLANEOUS

This Agreement, together with any Exhibits/Appendices, sets forth the entire contract between the parties with respect to the subject matter hereof and supersedes any previous representations, commitments or understandings between the parties. If any provision of this Agreement shall be held to be invalid, void or otherwise unenforceable, such provision shall be enforced to the maximum extent possible, or, if incapable of such enforcement, shall be deemed to be deleted from this Agreement, and the remainder of this Agreement shall remain in full force and effect. Headings are used for convenience of reference only and shall not be considered in construing or interpreting this Agreement. Words in the singular include the plural, and vice versa. The waiver by either party of a breach of or a default under any provision of this Agreement shall not be effective unless in writing. No amendment or modification of any provision of this Agreement shall be effective unless in writing and signed by both parties. This Agreement may be executed in any manner of counterparts, each of which shall be deemed to be an original as against any party whose signature appears thereon, and all of which shall together constitute one and the same instrument. This Agreement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signature of all of the parties reflected hereon as the signatories. Both parties agree to refrain from making or promising to make payment or transfer of anything of value that would have the purpose or effect of public or commercial bribery, or acceptance of or acquiescence in extortion, kickbacks, or other unlawful or improper means of obtaining business. Both parties further acknowledge that none of their employees are an official of any government agency or a corporation owned by a governmental unit within the Territory and that no part of any monies or consideration paid pursuant to the terms and conditions of this Agreement or any proceeds from the sale of the Products in the Territory shall accrue for the benefit of any such official.

Both parties acknowledge and expressly agree that the Products are subject to certain laws of the United States of America and other countries, including, without limitation, the United States Export Administration Regulations, the United States economic sanctions rules and regulations, the United States anti-boycott regulations, the United States Anti-Money Laundering laws, the United States Anti-Terrorism laws and the Foreign Corrupt Practices Act (collectively, “Trade Control Laws”). Both parties acknowledge and expressly agree that they will comply with all applicable Trade Control Laws. Both parties shall also comply, and assist each other in complying, with all applicable United States laws and regulations including the maintenance of all required books, records, and reports. Both parties shall comply with all applicable laws, rules and regulations of the Territory governing the use, sale, distribution, shipment and import of the Products including without limitation, the Stark law and the Anti-Kickback statute.

Novadaq shall notify Distributor whenever any change to a product registration occurs, of the status of all product registrations, and whenever any change to a product registration status occurs, whenever any product registration is called into question, and whenever any applicable law of the Territory relating to such product registration is materially modified. In the event that Novadaq has any regulatory interactions, activities, correspondence or communication with any Regulatory Authority in the Territory or are responsible for obtaining and maintain any approvals and/or registrations of the Products in Novadaq’s name, then Novadaq shall keep Distributor advised of such regulatory interactions, activities, correspondence and communication and/or of the registration status of the Products in the Territory on a bi-weekly basis, except that matters requiring more immediate attention shall be communicated in no less than forty-eight (48) hours. Novadaq shall provide Distributor with copies of all correspondence with Regulatory Authorities and other governmental agencies (if any) in the Territory regarding the Products. “Regulatory Authority” means any national, supra-national, regional, state or local regulatory agency, department, bureau, commission, council or other governmental entity in the Territory, including the United States Food and Drug Administration.

19.	GOVERNING LAW

This Agreement is to be construed in accordance with and governed by the laws of the State of New Jersey without regard to the conflict of law provisions thereof. Each party hereto irrevocably submits to the exclusive jurisdiction of (i) the state courts of the State of New Jersey and (ii) the United States District Court for the State of New Jersey for the purposes of any suit, action or other proceeding arising out of or relating to this Agreement. Both parties agree to waive a jury trial.

20.	ENTIRE AGREEMENT

This Agreement constitutes the entire agreement between the parties relating to the subject matter hereof and supersedes all prior agreements, negotiations and discussions between the parties whether written or oral, relating to the subject matter hereof. Any notice required hereunder must be in writing to the address set forth below.

21.	COMMUNICATIONS

All other notices, reports, and other communications hereunder or in connection herewith shall be addressed as follows:

If to Distributor:	Mr. Patrick Walsh, President and Legal Department Maquet Cardiovascular LLC 45 Barbour Pond Drive Wayne, NJ 07470 USA

If to Novadaq:	Novadaq Technologies, Inc. 2585 Skymark Avenue, Suite 306 Mississauga, ON L4W 4L5 CANADA

Any notice given by registered mail or by any other form of guaranteed delivery mail will be deemed given on the day first sent. All other notices shall be deemed to have been given as of the date of their receipt by the person to whom they are sent.

22.	WARRANTY

Novadaq extends to Distributor only, in respect of each new and unused Product supplied, a warranty on terms identical to that contained in the warranty certificate, if any, enclosed and delivered with such Product when sold directly by Novadaq. For any Product with a stated expiration date, Novadaq’s warranty shall remain valid until the Product is first clinically used, after sale by Distributor or until the expiration date, whichever comes first. For any Product without a stated expiration date, the warranty shall remain valid for whichever of the following periods is the shortest:

[redacted]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized Distributors to be effective as of the Effective Date.

ON BEHALF OF NOVADAQ TECHNOLOGIES INC. AND NOVADAQ CORP.	ON BEHALF OF MAQUET Cardiovascular LLC

BY: (signed) *Rick Mangat*	BY: (signed) *Patrick Walsh*

NAME/TITLE: RICK MANGAT, VICE PRESIDENT & GENERAL MANAGER	NAME/TITLE: PATRICK WALSH, PRESIDENT & CEO, CARDIAC SURGERY

ADDRESS: 2585 SKYMARK AVENUE, SUITE 306, MISSISSAUGA, ON L4W 4L5, CANADA	ADDRESS: 45 BARBOUR POND DRIVE, WAYNE, NJ 07470, USA

TEL: 905.629.3822 FAX: 905.629.0282	TEL: 973-709-7490

Exhibit A

Products

Transmyocardial Revascularization (TMR): CO2 Heart Laser TMR (1-HL20002) and Disposable TMR Procedure Kits (AC00012), including disposable hand pieces.

Exhibit B

Revenue Sharing and Distribution Plan

[redacted]

B - 1